Brookfield

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT SEPTEMBER 30, 2020 AND DECEMBER 31, 2019 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2020	December 31, 2019	January 1, 2019
Assets			as adjusted(1)	as adjusted(1)
Current assets
Cash and cash equivalents	14	$482	$352	$422
Restricted cash	15	289	189	163
Trade receivables and other current assets	16	978	979	814
Financial instrument assets	5	60	88	74
Due from related parties	19	73	60	65
Assets held for sale	4	213	352	920
		2,095	2,020	2,458
Financial instrument assets	5	325	225	215
Equity-accounted investments	13	916	937	684
Property, plant and equipment	8	38,939	41,055	38,584
Intangible assets		235	241	261
Goodwill		871	949	948
Deferred income tax assets	7	180	166	130
Other long-term assets		562	603	635
Total Assets		$44,123	$46,196	$43,915
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$634	$687	$646
Financial instrument liabilities	5	230	246	138
Payables due to related parties	19	195	139	109
Corporate borrowings	9	379	—	—
Non-recourse borrowings	9	1,315	1,133	1,189
Lease purchase commitment	9	554	—	—
Provisions		53	81	68
Liabilities directly associated with assets held for sale	4	31	137	533
		3,391	2,423	2,683
Financial instrument liabilities	5	687	480	577
Corporate borrowings	9	2,040	2,100	2,328
Non-recourse borrowings	9	13,819	14,067	13,029
Deferred income tax liabilities	7	4,474	4,855	4,355
Decommissioning liabilities		536	504	394
Provisions		76	86	150
Other long-term liabilities		1,281	1,201	993
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	8,758	11,086	10,289
General partnership interest in a holding subsidiary held by Brookfield	10	46	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	2,245	3,317	3,268
Class A shares of Brookfield Renewable Corporation	10	1,988	—	—
Preferred equity	10	581	597	568
Preferred limited partners' equity	11	1,028	833	707
Limited partners' equity	12	3,173	4,579	4,507
Total Equity		17,819	20,480	19,406
Total Liabilities and Equity		$44,123	$46,196	$43,915
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Q3 2020 Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME AND LOSS

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Revenues	19	$867	$897	$2,858	$3,006
Other income		12	38	51	77
Direct operating costs		(281)	(303)	(917)	(937)
Management service costs	19	(65)	(36)	(151)	(91)
Interest expense	9	(233)	(236)	(733)	(746)
Share of (loss) earnings from equity-accounted investments	13	(5)	7	(4)	21
Foreign exchange and financial instrument gain (loss)	5	38	(24)	12	(75)
Depreciation	8	(369)	(318)	(1,030)	(924)
Other		(110)	(58)	(125)	(107)
Income tax recovery (expense)
Current	7	(13)	(10)	(29)	(50)
Deferred	7	40	25	28	(4)
		27	15	(1)	(54)
Net income (loss)		$(119)	$(18)	$(40)	$170
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$23	$22	$85	$147
General partnership interest in a holding subsidiary held by Brookfield	10	15	11	46	36
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(67)	(30)	(89)	(28)
Class A shares of Brookfield Renewable Corporation	10	(18)	—	(18)	—
Preferred equity	10	6	6	19	19
Preferred limited partners' equity	11	14	12	40	33
Limited partners' equity	12	(92)	(39)	(123)	(37)
		$(119)	$(18)	$(40)	$170
Basic and diluted loss per LP unit(2)		$(0.44)	$(0.18)	$(0.58)	$(0.17)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
(2)Basic and diluted loss per LP unit for the three and nine month periods ended September 30, 2019 have been adjusted to reflect the impact of the special distribution on July 30, 2020. Refer to Note 2 – Summary of Accounting Policies for further details.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2020 Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019
			as adjusted(1)		as adjusted(1)
Net income (loss)		$(119)	$(18)	$(40)	$170
Other comprehensive loss that will not be reclassified to net income
Revaluations of property, plant and equipment	8	37	83	37	83
Actuarial loss on defined benefit plans		—	—	(2)	(13)
Deferred income taxes on above items		(7)	(16)	(7)	(5)
Total items that will not be reclassified to net income		30	67	28	65
Other comprehensive (loss) income that may be reclassified to net income
Foreign currency translation		(128)	(641)	(1,694)	(467)
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	5	(10)	(26)	(50)	(43)
(Loss) gain on foreign exchange swaps net investment hedge	5	(40)	29	3	36
Gain (loss) on investments in equity securities	5	5	14	(3)	37
Reclassification adjustments for amounts recognized in net income	5	(5)	(2)	(39)	(5)
Deferred income taxes on above items		3	(2)	18	—
Equity-accounted investments	13	12	(14)	4	(12)
Total items that may be reclassified subsequently to net income		(163)	(642)	(1,761)	(454)
Other comprehensive loss		(133)	(575)	(1,733)	(389)
Comprehensive loss		$(252)	$(593)	$(1,773)	$(219)
Comprehensive loss attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	10	$(66)	$(308)	$(809)	$(98)
General partnership interest in a holding subsidiary held by Brookfield	10	16	9	40	35
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	10	(63)	(130)	(405)	(95)
Class A shares of Brookfield Renewable Corporation	10	(80)	—	(80)	—
Preferred equity	10	17	—	4	36
Preferred limited partners' equity	11	14	12	40	33
Limited partners' equity	12	(90)	(176)	(563)	(130)
		$(252)	$(593)	$(1,773)	$(219)
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2020 Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2020 (as adjusted(1))	$(1,334)	$(1,130)	$6,410	$(9)	$(44)	$—	$3,893	$1,028	$571	$—	$9,977	$58	$2,821	$18,348
Net income (loss)	(92)	—	—	—	—	—	(92)	14	6	(18)	23	15	(67)	(119)
Other comprehensive income (loss)	—	(6)	6	(1)	—	3	2	—	11	(62)	(89)	1	4	(133)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	—	62	—	—	62
Return of capital	—	—	—	—	—	—	—	—	—	—	17	—	—	17
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(74)	—	—	—	—	—	(74)	(14)	(6)	(66)	(86)	(18)	(51)	(315)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	(4)	(1)	(3)	1	(1)	11	3	—	(1)	—	(30)	—	—	(28)
Change in period	466	273	(1,462)	2	—	1	(720)	—	10	1,988	(1,219)	(12)	(576)	(529)
Balance as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$1,988	$8,758	$46	$2,245	$17,819

Balance, as at June 30, 2019 (as adjusted(1))	$(879)	$(625)	$5,917	$(9)	$(38)	$5	$4,371	$833	$591	$—	$10,282	$65	$3,168	19,310
Net income (loss)	(39)	—	—	—	—	—	(39)	12	6	—	22	11	(30)	(18)
Other comprehensive income (loss)	—	(154)	15	—	(6)	8	(137)	—	(6)	—	(330)	(2)	(100)	(575)
Capital contributions	—	—	—	—	—	—	—	—	—	—	37	—	—	37
Disposal	—	—	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(12)	(6)	—	(154)	(13)	(66)	(343)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	2
Other	1	2	(3)	—	2	—	2	—	—	—	6	—	4	12
Change in period	(128)	(152)	12	—	(4)	8	(264)	—	(6)	—	(449)	(4)	(192)	(915)
Balance, as at September 30, 2019 (as adjusted(1))	$(1,007)	$(777)	$5,929	$(9)	$(42)	$13	$4,107	$833	$585	$—	$9,833	$61	$2,976	$18,395
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019 (as adjusted(1))	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
Net income (loss)	(123)	—	—	—	—	—	(123)	40	19	(18)	85	46	(89)	(40)
Other comprehensive income (loss)	—	(437)	8	—	(13)	2	(440)	—	(15)	(62)	(894)	(6)	(316)	(1,733)
Preferred LP Units issued (Note 10)	—	—	—	—	—	—	—	195	—	—	—	—	—	195
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	—	67	—	—	67
Return of capital	—	—	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(270)	—	—	—	—	—	(270)	(40)	(19)	(66)	(426)	(52)	(193)	(1,066)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	5
Special distribution/TERP acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	—	—	(17)	—	—	—	(17)	—	(1)	—	(43)	—	(12)	(73)
Change in period	246	(157)	(1,474)	2	(12)	(11)	(1,406)	195	(16)	1,988	(2,328)	(22)	(1,072)	(2,661)
Balance as at September 30, 2020	$(868)	$(857)	$4,948	$(7)	$(44)	$1	$3,173	$1,028	$581	$1,988	$8,758	$46	$2,245	$17,819

Balance, as at January 1, 2019 (as adjusted(1))	(925)	(652)	6,120	(6)	(34)	4	4,507	707	568	—	10,289	67	3,268	19,406
Net income (loss)	(37)	—	—	—	—	—	(37)	33	19	—	147	36	(28)	170
Other comprehensive income (loss)	—	(111)	17	(4)	(15)	20	(93)	—	17	—	(245)	(1)	(67)	(389)
Preferred LP units issued	—	—	—	—	—	—	—	126	—	—	—	—	—	126
LP units purchased for cancellation	(1)	—	—	—	—	—	(1)	—	—	—	—	—	—	(1)
Capital contributions	—	—	—	—	—	—	—	—	—	—	335	—	—	335
Disposal	—	—	—	—	—	—	—	—	—	—	(83)	—	—	(83)
Distributions or dividends declared	(277)	—	—	—	—	—	(277)	(33)	(19)	—	(613)	(41)	(201)	(1,184)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	5
Other	228	(14)	(208)	1	7	(11)	3	—	—	—	3	—	4	10
Change in period	(82)	(125)	(191)	(3)	(8)	9	(400)	126	17	—	(456)	(6)	(292)	(1,011)
Balance, as at September 30, 2019 (as adjusted(1))	$(1,007)	$(777)	$5,929	$(9)	$(42)	$13	$4,107	$833	$585	$—	$9,833	$61	$2,976	$18,395
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2020	2019	2020	2019
Operating activities			as adjusted(1)		as adjusted(1)
Net income		$(119)	$(18)	$(40)	$170
Adjustments for the following non-cash items:
Depreciation	8	369	318	1,030	924
Foreign exchange and financial instruments loss (gain)	5	(34)	22	(15)	73
Share of earnings from equity-accounted investments	13	5	(7)	4	(21)
Deferred income tax (recovery) expense	7	(41)	(25)	(28)	4
Other non-cash items		85	40	140	141
Dividends received from equity-accounted investments	13	4	3	17	6
Changes in due to or from related parties		52	56	57	18
Net change in working capital balances		(137)	(19)	(148)	(10)
		184	370	1,017	1,305
Financing activities
Proceeds from medium term notes	9	320	449	570	449
Repayment of medium term notes	9	(304)	—	(304)	—
Commercial paper and corporate credit facilities, net	9	239	12	80	(709)
Proceeds from non-recourse borrowings	9	356	1,266	1,389	2,461
Repayment of non-recourse borrowings	9	(340)	(713)	(1,364)	(1,788)
Repayment of lease liabilities		(8)	(9)	(24)	(26)
Capital contributions from participating non-controlling interests – in operating subsidiaries	10	69	35	95	292
Capital repaid to participating non-controlling interests – in operating subsidiaries		(7)	—	(27)	—
Issuance of preferred limited partners' units	11	—	—	195	126
Issuance costs of special distribution/reorganization	12	(21)	—	(21)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	10	(86)	(154)	(426)	(613)
To preferred shareholders	10	(6)	(6)	(19)	(19)
To preferred limited partners' unitholders	11	(15)	(11)	(38)	(31)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	9,11	(202)	(171)	(567)	(513)
Borrowings from related party	19	—	14	—	936
Repayments to related party	19	—	(336)	—	(936)
		(5)	376	(461)	(371)
Investing activities
Investment in equity-accounted investments		(14)	—	(29)	(4)
Acquisitions net of cash and cash equivalents in acquired entity		—	(787)	(105)	(813)
Investment in property, plant and equipment	8	(113)	(62)	(257)	(150)
Proceeds from disposal of assets	3	16	16	121	98
Purchases of financial assets	5	(45)	(1)	(282)	(150)
Proceeds from financial assets	5	64	62	225	124
Restricted cash and other		(91)	(43)	(78)	4
		(183)	(815)	(405)	(891)
Foreign exchange loss on cash		—	(9)	(10)	(9)
Cash and cash equivalents
(Decrease) Increase		(4)	(78)	141	34
Net change in cash classified within assets held for sale		(3)	(2)	(11)	(9)
Balance, beginning of period		489	526	352	421
Balance, end of period		$482	$446	$482	$446
Supplemental cash flow information:
Interest paid		$224	$202	$645	$675
Interest received		$8	$6	$17	$16
Income taxes paid		$16	$19	$41	$50
(1)As adjusted to reflect the historical financial statements of TerraForm Power Inc. acquired on July 31, 2020 from Brookfield (Note 1).
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable" or the "partnership") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable Corporation's ("BEPC") class A exchangeable subordinate voting shares (“exchangeable shares") are traded under the symbol "BEPC" on the New York Stock Exchange and the Toronto Stock Exchange.
Brookfield Renewable's non-voting limited partnership units ("LP units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners' equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners' equity is traded under the symbol "BEP.PR.A" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 4, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, THB and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, Thai baht, and South African Rands, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Brookfield Renewable Corporation
On September 9, 2019, Brookfield Renewable Corporation (“BEPC” or the "company") was established by the partnership. On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by the partnership) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share of BEPC (“exchangeable share”) for every four units held. Immediately prior to the special distribution, Brookfield Renewable received exchangeable shares through a distribution by BRELP (the "BRELP" distribution) of the exchangeable shares to all of its unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 33.1 million exchangeable shares and (ii) Brookfield Renewable received approximately 44.7 million exchangeable shares, which it subsequently distributed to unitholders, including Brookfield, pursuant to the special distribution. Upon completion of the special distribution, (i) holders of units held approximately 42.8% of the issued and outstanding exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in BEPC. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

i) Exchangeable Shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their shares for one LP unit per exchangeable share held or its cash equivalent based on the NYSE closing price of one LP unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to elect to satisfy the exchange of the exchangeable shares for LP units or its cash equivalent when the exchange is requested by the shareholder. Additionally, BEPC and the partnership have the ability to redeem all exchangeable shares for LP units at our election, on a fixed-for-fixed basis.
As a result of the share characteristics, exchangeable shares have been classified as non-controlling interests in the interim condensed consolidated financial statements of our partnership.
ii) Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 77.8 million exchangeable shares. All historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.
iii) Acquisition of TerraForm Power
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of a partnership unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 37,035,241 exchangeable shares and 4,034,469 LP units.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to Brookfield Renewable. As a result, the company controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The results of TerraForm Power that were not owned by Brookfield Renewable will be presented as non-controlling interests to Brookfield Renewable's retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
(d) Consolidation
These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the combined statements of financial position.
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable Partnership Units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration. This right is subject to Brookfield Renewable's right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for LP units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).
Brookfield Renewable has entered into voting agreements with Brookfield, whereby the company gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including Asia). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 19 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Brookfield Renewable's 2019 Annual Report Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions for the company’s policy on accounting for transactions under common control.
(e) Tax equity structures
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits ("ITCs"), production tax credits ("PTCs") and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects' cash flows, until a contractually determined point at which the allocations are adjusted (the "Flip Point"). Subsequent to the Flip Point the majority of the project’s U.S. tax able earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects' Flip Point, the company retains control over the projects financed with a tax-equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)
Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in other income with a corresponding reduction to the tax equity liability.

Investment tax credits (ITCs)
ITCs are earned and allocated to the tax equity investor when the qualifying equipment is placed in service. When earned ITCs are recognized as a reduction of the carrying value of the qualifying equipment with a corresponding reduction of the tax equity liability.

Taxable income (loss), including tax attributes such as accelerated tax depreciation
Under the terms of the tax equity agreements, the company is required to allocate specified percentages of taxable income (loss) to the tax equity investor. As amounts are allocated the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within other on the statement of income and loss.

Pay-go contributions
Certain of the contracts contain annual production thresholds. When the thresholds are exceeded the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.

Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment the tax equity liability is reduced in the amount of the cash distribution.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

(f) Recently adopted accounting standards
In August 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendment primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, provided the amended hedging relationship continues to meet all qualifying criteria.
Brookfield Renewable is currently completing an assessment and implementing its transition plan to address the impact and effect of changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. We expect to have completed our assessment in advance of 1 January 2021. The adoption is not expected to have a significant impact on our company.
Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.
2. ACQUISITIONS
Spanish CSP Portfolio
On February 11, 2020, Brookfield Renewable, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, "Spanish CSP Portfolio") located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €116 million ($127 million). The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $73 million for the nine months ended September 30, 2020.
The preliminary purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(469)
Other long-term liabilities	(45)
Fair value of net assets acquired	86
Goodwill	41
Purchase price	$127

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

3. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 million ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
In September 2020, Brookfield Renewable, along with its institutional partners, sold its interest in a 33 MW solar facility in South Africa to a third party for gross cash consideration of ZAR 300 million ($18 million), resulting in a loss on disposition of $4 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $25 million ($8 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $22 million as a result. Brookfield Renewable’s interest was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $7 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item on the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds	$112
Carrying value of net assets held for sale
Assets	237
Liabilities	(94)
Non-controlling interests	(15)
128
Loss on disposal	$(16)

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

4.  ASSETS HELD FOR SALE
As at September 30, 2020, assets held for sale within Brookfield Renewable's operating segments include solar facilities in Europe and Asia.
Subsequent to quarter end, Brookfield Renewable entered into an agreement for the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable). The transaction is subject to closing conditions, including regulatory and lender approvals. Brookfield Renewable holds a 39% economic interest and 100% voting interest in the Irish wind portfolio. A revaluation of the Irish wind portfolio was performed in accordance with our accounting policy election to apply the revaluation method. The cumulative amount recognized in other comprehensive income relating to limited partners’ equity for the Irish wind portfolio is $9 million.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2020	December 31, 2019
Assets
Cash and cash equivalents	$5	$14
Restricted cash	—	22
Trade receivables and other current assets	1	13
Property, plant and equipment	207	303
Assets held for sale	$213	$352
Liabilities
Current liabilities	$2	$18
Long-term debt	4	73
Other long-term liabilities	25	46
Liabilities directly associated with assets held for sale	$31	$137
In September 2020, Brookfield Renewable completed the sixth and final sale of its assets in South Africa that were acquired through the acquisition of TerraForm Global in 2017, corresponding to a 33 MW solar facility. See Note 3 – Disposal of assets.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets can be operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2019 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$482	$—	$—	$482	$352
Restricted cash(1)	374	—	—	374	293
Financial instrument assets(2)
Energy derivative contracts	—	42	57	99	141
Foreign exchange swaps	—	15	—	15	12
Investments in debt and equity securities	35	193	43	271	160
Property, plant and equipment	—	—	38,939	38,939	41,055
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(32)	—	(32)	(8)
Interest rate swaps	—	(444)	—	(444)	(265)
Foreign exchange swaps	—	(40)	—	(40)	(41)
Tax equity	—	—	(401)	(401)	(412)
Contingent consideration(3)	—	—	(22)	(22)	(11)
Liabilities for which fair value is disclosed:
Corporate borrowings(2)	(2,294)	(379)	—	(2,673)	(2,204)
Non-recourse borrowing(2)	(409)	(16,982)	—	(17,391)	(16,060)
Total	$(1,812)	$(17,627)	$38,616	$19,177	$23,012
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Amount relates to acquisitions with obligations lapsing in 2021 to 2024.
There were no transfers between levels during the nine months ended September 30, 2020.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$99	$32	$67	$133
Interest rate swaps	—	444	(444)	(265)
Foreign exchange swaps	15	40	(25)	(29)
Investments in debt and equity securities	271	—	271	160
Tax equity	—	401	(401)	(412)
Total	385	917	(532)	(413)
Less: current portion	60	230	(170)	(158)
Long-term portion	$325	$687	$(362)	$(255)
(a)   Energy derivative contracts
Brookfield Renewable has entered into energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized in the Foreign exchange and financial instruments (gain) loss in the consolidated statements of income.
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the gains (losses) included in Foreign exchange and financial instrument loss in the interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(26)	$(6)	$(35)	$13
Interest rate swaps	(20)	(23)	(79)	(87)
Foreign exchange swaps	29	40	113	42
Tax equity	9	14	(2)	2
Foreign exchange gain (loss)	46	(49)	15	(45)
	$38	$(24)	$12	$(75)

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(10)	$(10)	$18	$30
Interest rate swaps	(1)	(16)	(69)	(73)
Foreign exchange swaps	1	—	1	—
	(10)	(26)	(50)	(43)
Foreign exchange swaps – net investment	(40)	29	3	36
Investments in debt and equity securities	5	14	(3)	37
	$(45)	$17	$(50)	$30
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Energy derivative contracts	$(7)	$(5)	$(48)	$(15)
Interest rate swaps	2	3	9	10
Foreign exchange swaps	—	—	—	—
	$(5)	$(2)	$(39)	$(5)

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	160	36	49	57	27	10	7	120	16	—	482	(16)	401	867
Other income	19	7	2	3	2	1	2	7	1	21	65	(1)	(52)	12
Direct operating costs	(78)	(11)	(19)	(15)	(10)	(2)	(3)	(23)	(11)	(4)	(176)	9	(114)	(281)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	8	5	13
Adjusted EBITDA	101	32	32	45	19	9	6	104	6	17	371	—	240
Management service costs	—	—	—	—	—	—	—	—	—	(59)	(59)	—	(6)	(65)
Interest expense	(35)	(7)	(7)	(20)	(6)	(2)	—	(28)	(3)	(21)	(129)	4	(108)	(233)
Current income taxes	—	(1)	(2)	(1)	—	—	—	—	(1)	(1)	(6)	1	(8)	(13)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(2)	(7)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
Funds From Operations	66	24	23	24	13	7	6	76	2	(84)	157	—	—
Depreciation	(60)	(16)	(5)	(54)	(18)	(3)	(2)	(46)	(5)	(1)	(210)	7	(166)	(369)
Foreign exchange and financial instrument gain (loss)	(25)	—	1	28	(1)	2	2	(27)	(1)	(12)	(33)	3	68	38
Deferred income tax expense	20	—	(2)	7	3	—	—	1	—	10	39	1	—	40
Other	(18)	(4)	(2)	(28)	(17)	(1)	(2)	2	—	(45)	(115)	2	3	(110)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	2	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	93	93
Net income (loss) attributable to Unitholders(2)	(17)	4	15	(23)	(20)	5	4	6	(4)	(132)	(162)	—	—	(162)
(1)Share of loss from equity-accounted investments of $5 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $23 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	161	50	56	46	21	11	8	56	21	—	430	(20)	487	897
Other income	2	17	—	—	2	—	—	3	—	4	28	—	10	38
Direct operating costs	(68)	(14)	(22)	(14)	(8)	(2)	(1)	(10)	(12)	(6)	(157)	8	(154)	(303)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	12	5	17
Adjusted EBITDA	95	53	34	32	15	9	7	49	9	(2)	301	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	(5)	(36)
Interest expense	(39)	(4)	(9)	(15)	(5)	(2)	(2)	(13)	(3)	(21)	(113)	1	(124)	(236)
Current income taxes	(1)	(3)	(1)	(1)	—	—	—	—	—	—	(6)	—	(4)	(10)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(1)	(5)	(6)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(210)	(210)
Funds From Operations	55	46	24	16	10	7	5	36	6	(72)	133	—	—
Depreciation	(57)	(22)	(5)	(41)	(10)	(4)	(1)	(13)	(6)	(1)	(160)	3	(161)	(318)
Foreign exchange and financial instrument gain (loss)	(3)	(2)	2	6	(10)	—	—	(4)	(1)	3	(9)	1	(16)	(24)
Deferred income tax expense	25	1	(1)	(3)	2	—	—	—	—	1	25	—	—	25
Other	(19)	(1)	(1)	(6)	(1)	(4)	(4)	(7)	—	(4)	(47)	—	(11)	(58)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	188	188
Net income (loss) attributable to Unitholders(2)	1	22	19	(28)	(9)	(1)	—	12	(1)	(73)	(58)	—	—	(58)
(1)Share of earnings from equity-accounted investments of $7 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $22 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	642	136	154	173	64	21	20	230	53	—	1,493	(54)	1,419	2,858
Other income	40	16	10	7	5	2	4	19	2	51	156	(2)	(103)	51
Direct operating costs	(210)	(38)	(71)	(42)	(24)	(5)	(7)	(50)	(29)	(15)	(491)	25	(451)	(917)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	31	22	53
Adjusted EBITDA	472	114	93	138	45	18	17	199	26	36	1,158	—	887
Management service costs	—	—	—	—	—	—	—	—	—	(132)	(132)	—	(19)	(151)
Interest expense	(103)	(16)	(22)	(53)	(11)	(4)	(4)	(64)	(8)	(62)	(347)	14	(400)	(733)
Current income taxes	(2)	(4)	(4)	—	—	(1)	—	(2)	(1)	—	(14)	2	(17)	(29)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(16)	(9)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(442)	(442)
Funds From Operations	367	94	67	85	34	13	13	133	17	(217)	606	—	—
Depreciation	(177)	(52)	(16)	(132)	(41)	(10)	(6)	(89)	(15)	(2)	(540)	20	(510)	(1,030)
Foreign exchange and financial instrument gain (loss)	(39)	7	—	32	(12)	1	—	(40)	(5)	(12)	(68)	7	73	12
Deferred income tax expense	(2)	1	(5)	6	3	—	1	1	—	25	30	(2)	—	28
Other	(81)	(13)	1	(31)	(24)	(3)	(3)	(3)	(2)	(53)	(212)	2	85	(125)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(5)	(32)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	357	357
Net income (loss) attributable to Unitholders(2)	68	37	47	(40)	(40)	1	5	2	(5)	(259)	(184)	—	—	(184)
(1)Share of loss from equity-accounted investments of $4 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $85 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units, exchangeable shares and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	700	173	174	167	71	27	13	145	66	—	1,536	(60)	1,530	3,006
Other income	11	20	—	2	3	—	—	5	—	8	49	—	28	77
Direct operating costs	(210)	(49)	(67)	(49)	(24)	(7)	(3)	(27)	(36)	(17)	(489)	26	(474)	(937)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	34	17	51
Adjusted EBITDA	501	144	107	120	50	20	10	123	30	(9)	1,096	—	1,101
Management service costs	—	—	—	—	—	—	—	—	—	(78)	(78)	—	(13)	(91)
Interest expense	(119)	(16)	(25)	(51)	(12)	(5)	(2)	(40)	(10)	(70)	(350)	10	(406)	(746)
Current income taxes	(7)	(9)	(7)	(2)	—	(1)	—	—	—	—	(26)	—	(24)	(50)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(33)	(33)	—	—	(33)
Preferred equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(10)	(9)	(19)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(649)	(649)
Funds From Operations	375	119	75	67	38	14	8	83	20	(209)	590	—	—
Depreciation	(168)	(66)	(15)	(118)	(34)	(12)	(2)	(43)	(17)	(2)	(477)	10	(457)	(924)
Foreign exchange and financial instrument gain (loss)	—	1	1	—	(19)	—	—	(1)	(1)	(25)	(44)	1	(32)	(75)
Deferred income tax expense	(15)	3	(5)	1	2	—	(2)	1	—	22	7	—	(11)	(4)
Other	(46)	(2)	—	(9)	(5)	1	(2)	(29)	—	(13)	(105)	—	(2)	(107)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(11)	—	(11)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	502	502
Net income (loss) attributable to Unitholders(2)	146	55	56	(59)	(18)	3	2	11	2	(227)	(29)	—	—	(29)
(1)Share of earnings from equity-accounted investments of $21 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests– in operating subsidiaries of $147 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to LP units, Redeemable/Exchangeable partnership units and GP interest. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at September 30, 2020
Cash and cash equivalents	$29	$5	$22	$29	$22	$5	$13	$141	$11	$11	$288	$(39)	$233	$482
Property, plant and equipment	11,465	1,350	1,489	3,857	1,126	256	174	4,292	688	—	24,697	(1,030)	15,272	38,939
Total assets	12,301	1,521	1,720	4,036	1,344	276	238	4,722	719	194	27,071	(463)	17,515	44,123
Total borrowings	3,234	163	407	1,827	685	65	132	3,238	225	2,425	12,401	(356)	6,062	18,107
Other liabilities	2,925	125	419	782	245	6	27	643	15	420	5,607	(107)	2,697	8,197
For the nine months ended September 30, 2020:
Additions to property, plant and equipment(1)	260	21	4	25	24	1	—	49	9	2	395	(13)	188	570
As at December 31, 2019
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(19)	$228	$352
Property, plant and equipment	11,488	1,938	1,773	2,458	628	368	187	2,018	732	—	21,590	(1,142)	20,607	41,055
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(520)	23,175	46,196
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(431)	8,450	17,300
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(483)	4,026	8,416
For the nine months ended September 30, 2019:
Additions to property, plant and equipment	43	20	2	8	3	—	—	—	12	2	90	(12)	147	225
(1)Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to Brookfield Renewable) to its corresponding right-of-use asset.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

Geographical Information
The following table presents consolidated revenue split by technology and geographical region for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Hydroelectric
North America	$190	$199	$820	$877
Brazil	41	56	156	190
Colombia	202	230	638	718
	433	485	1,614	1,785
Wind
North America	94	95	344	354
Europe	54	59	166	205
Brazil	27	33	59	80
Asia	25	27	74	46
	200	214	643	685
Solar	224	188	581	507
Storage & Other	10	10	20	29
Total	$867	$897	$2,858	$3,006
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2020	December 31, 2019
United States	$21,006	$21,166
Colombia	6,173	7,353
Canada	4,362	4,680
Brazil	2,733	3,621
Europe	4,483	4,312
Asia	1,098	860
	$39,855	$41,992
7. INCOME TAXES
Brookfield Renewable's effective income tax rate was (2.6)% for the nine months ended September 30, 2020 (2019: 24.1%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2019	$26,015	$9,300	$5,505	$235	$41,055
Additions(3)	364	77	128	1	570
Acquisitions through business combinations	—	—	661	—	661
Transfer to assets held for sale	—	(157)	—	—	(157)
Items recognized through OCI
Change in fair value	—	37	—	—	37
Foreign currency translation	(1,920)	(277)	84	(59)	(2,172)
Items recognized through net income
Changes in fair value	—	(25)	—	—	(25)
Depreciation	(379)	(364)	(277)	(10)	(1,030)
As at September 30, 2020(4)	$24,080	$8,591	$6,101	$167	$38,939
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $494 million (2019: $340 million).
(3)Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment to its corresponding right-of-use asset. The transaction closed in November 2020.
(4)Includes right-of-use assets not subject to revaluation of $75 million (2019: $71 million) in the hydroelectric segment, $185 million (2019: $208 million) in the wind segment, $140 million (2019: $131 million) in the solar segment, and $3 million (2019: $3 million) in the storage & other segment.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2020				December 31, 2019
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	2.9	5	$299	$299
Commercial paper	0.4	< 1	379	379	N/A	N/A	N/A	N/A
Medium Term Notes:
Series 4 (C$150)	5.8	16	113	149	5.8	17	115	142
Series 8 (C$400)	—	—	—	—	4.8	2	308	324
Series 9 (C$400)	3.8	5	300	330	3.8	5	308	322
Series 10 (C$500)	3.6	6	375	420	3.6	7	384	400
Series 11 (C$475)	4.3	8	357	417	4.3	9	231	248
Series 12 (C$475)	3.4	9	357	395	3.4	10	231	232
Series 13 (C$300)	4.3	29	225	265	4.3	30	231	237
Series 14 (C$425)	3.3	30	319	318	—	—	—	—
	3.9	14	2,046	2,294	4.1	10	1,808	1,905
Total corporate borrowings			2,425	$2,673			2,107	$2,204
Add: Unamortized premiums(1)			3				—
Less: Unamortized financing fees(1)			(9)				(7)
Less: Current portion			(379)				—
			$2,040				$2,100
(1)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable had $379 million commercial paper outstanding as at September 30, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2020, there were no letters of credit issued that utilized the corporate credit facility (2019: nil).
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	September 30, 2020	December 31, 2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(281)	(266)
Available portion of corporate credit facilities	$2,269	$1,985
(1)Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 – Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On April 3, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
On August 11, 2020, Brookfield Renewable completed the issuance of C$425 million ($319 million) Series 14 medium term notes. The medium term notes have a fixed interest rate of 3.33% and a maturity date of August 2050. The series 14 medium term notes are corporate-level green bonds.
On September 14, 2020, Brookfield Renewable repaid C$400 million ($304 million) of Series 8 medium term notes prior to maturity.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin.Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (MCLR). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	5.6	9	$6,586	$7,386	5.9	10	$6,616	$7,106
Wind	4.4	10	4,436	4,749	4.4	10	4,351	4,523
Solar	4.4	12	4,630	5,176	4.7	10	4,166	4,333
Storage & other	3.3	1	78	80	3.9	4	94	98
Total	4.9	10	$15,730	$17,391	5.1	10	$15,227	$16,060
Add: Unamortized premiums(3)			68				92
Less: Unamortized financing fees(3)			(110)				(119)
Less: Current portion(4)			(1,315)				(1,133)
Less: Lease purchase commitment(2)			(554)				—
			$13,819				$14,067
(1)Includes $79 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes a lease liability of $554 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. During the second quarter, Brookfield Renewable exercised the buy out option related to this lease liability and the transaction closed subsequent to September 30, 2020.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.
In March 2020, Brookfield Renewable completed a financing totaling $246 million associated with a wind portfolio in the United States. The debt bears interest at a fixed rate of 3.28% and matures in 2037.
In May 2020, Brookfield Renewable completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears interest at a fixed rate of 5.3% and matures in 2021.
In June 2020, Brookfield Renewable completed a financing totaling C$23 million ($17 million) associated with a hydroelectric facility in Canada. The loan bears interest at a fixed rate of 3.5% and matures in 2044.
In June 2020, Brookfield Renewable completed a refinancing of €484 million ($540 million) associated with a solar portfolio in Spain. The debt is comprised both fixed and variable interest rate tranches and bears an average interest rate of 2.77%. The debt matures in 2037.
In September 2020, Brookfield Renewable completed a bond financing associated with the Colombian business totaling COP 450 billion ($120 million). The bonds are comprised of a fixed rate bond bearing interest at 6.26% and matures in 2028 and a variable rate bond bearing interest at the applicable base plus 3.9% and matures in 2045.
In September 2020, Brookfield Renewable completed a refinancing of $296 million associated with a solar portfolio in the United States. The debt bears interest at a fixed rate of 3.38% of the applicable base rate and matures in 2043.
10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2020	December 31, 2019
Participating non-controlling interests – in operating subsidiaries	$8,758	$11,086
General partnership interest in a holding subsidiary held by Brookfield	46	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,245	3,317
Class A exchangeable shares of Brookfield Renewable Corporation	1,988	—
Preferred equity	581	597
	$13,618	$15,068

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$3,496	$—	$276	$124	$2,212	$15	$1,002	$335	$10,289
Net income (loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
OCI	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposal	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22
As at December 31, 2019	$922	$1,851	$3,619	$163	$618	$89	$2,375	$13	$1,208	$228	$11,086
Net income (loss)	(11)	(21)	—	21	22	20	90	—	(31)	(5)	85
OCI	(42)	(128)	(309)	(4)	(15)	—	(374)	(2)	2	(22)	(894)
Capital contributions	—	6	11	85	(29)	—	—	—	—	(6)	67
Return of capital	—	—	—	—	—	—	—	—		(1)	(1)
Disposal	—	—	—	—	—	—	—	—		(15)	(15)
Distributions	(5)	(27)	(188)	(4)	(1)	(9)	(121)	—	(35)	(36)	(426)
TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	2	(36)	(2)	(1)	(1)	1	(1)	(43)	37	(43)
As at As at September 30, 2020	$865	$1,683	$3,097	$259	$594	$99	$1,971	$10	$—	$180	$8,758
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	50%	25%	53%	0.3%	—%	20%-50%

Brookfield Renewable Partners L.P.	Q3 2020 interim Consolidated Financial Statements and Notes	September 30, 2020

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.300 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.338 per LP unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at September 30, 2020, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2019: 2,651,506) and 129,658,623 (December 31, 2019: 129,658,623), respectively.
As part of the special distribution, completed on July 30, 2020 and the TerraForm Power acquisition, completed on July 31, 2020, BEPC issued 114.8 million exchangeable shares. The distribution resulted in no cash proceeds to the partnership. The exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the exchangeable shares are presented as a component of non-controlling interests. Refer to Note 1 – Basis of preparation and significant accounting policies for further details.
During the nine months period ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares of BEPC for $1 million LP units.
Subsequent to the quarter, Brookfield completed a secondary offering of approximately 4.7 million exchangeable shares, inclusive of the over-allotment option, at a share price of C$80.20 for net proceeds of approximately C$374 million. This transaction was conducted between BEPC and Brookfield and does not impact the partnership capital of our partnership.
Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$1	$1	$4	$4
Incentive distribution	17	12	48	37
	18	13	52	41
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	51	66	193	201
Exchange shares held by Brookfield	25	—	25	—
Exchange shares held by external shareholders	41	—	41	—
Class A shares of Brookfield Renewable Corporation	66	—	66	—
	$135	$79	$311	$242

Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2020	2019	September 30, 2020	December 31, 2019
Series 1 (C$136)	5.45	3.36	Apr 2020	$3	$2	$102	$105
Series 2 (C$113)(1)	4.51	2.83	Apr 2020	2	3	84	86
Series 3 (C$249)	9.96	4.40	Jul 2019	6	6	186	192
Series 5 (C$103)	4.11	5.00	Apr 2018	3	3	77	79
Series 6 (C$175)	7.00	5.00	Jul 2018	5	5	132	135
	31.03			$19	$19	$581	$597
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2020.

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2020	2019	September 30, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	Apr 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	5	6	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	6	7	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	7	7	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	7	7	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	6	4	126	126
Series 17 ($200)	8.00	5.25	Mar 2025	7	—	195	—
	52.89			$40	$33	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at June 30, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the nine months ended September 30, 2020.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at September 30, 2020, 183,197,785 LP units were outstanding (December 31, 2019: 178,977,800 LP units) including 45,832,944 LP units (December 31, 2019: 56,068,944 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the second quarter of 2020, certain affiliates of Brookfield Asset Management completed a secondary offering of 10,236,000 LP units at a price of $48.85 per LP Unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and will not receive any of the proceeds from the offering of LP units.
On July 31, 2020, Brookfield Renewable completed the TerraForm Power Acquisition by issuing 37,035,241 exchangeable shares and 4,034,469 LP units. Brookfield Asset Management's direct and indirect interest after the TerraForm Power Acquisition represented approximately 51.5% of the company on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 25% direct limited partnership interest in the company after the TerraForm Power Acquisition. Refer to Note 1 – Basis of Preparation and Significant Accounting Policies for further information on the Terraform Power Acquisition.
During the three and nine months ended September 30, 2020, 30,716 LP units and 100,352 LP units, respectively (2019: 38,997 LP units and 144,245 LP units) were issued under the distribution reinvestment plan at a total cost of $1 million and $3 million, respectively (2019: $2 million and $5 million).
During the three months ended September 30, 2020, exchangeable shareholders of BEPC exchanged 85,164 exchangeable shares for $1 million LP units.
As at September 30, 2020, Brookfield Asset Management’s direct and indirect interest of 220,030,707 LP units, Redeemable/Exchangeable partnership units and exchangeable shares represents approximately 51% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 49% is held by public investors.

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a 1% direct GP interest in BRELP and a 39% direct interest in the exchangeable shares of BEPC as at September 30, 2020.
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP units, representing approximately 5% of the issued and outstanding LP units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the nine months ended September 30, 2020. During the nine months ended September 30, 2019, there were 20,000 LP units repurchased at a total cost of $1 million.
Distributions
The composition of the limited partners' equity distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Brookfield	$18	$29	$78	$87
External LP Unitholders	56	63	192	190
	$74	$92	$270	$277
In January 2020, Unitholder distributions were increased to $1.74 per LP unit on an annualized basis, adjusted for the special distribution of BEPC shares on July 30, 2020, an increase of $0.09 per LP unit, which took effect with the distribution payable in March 2020.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2020:

(MILLIONS)
Opening balance	$937
Investment	29
Share of net income (loss)	(4)
Share of other comprehensive income	12
Dividends received	(17)
Foreign exchange loss	(8)
Other	(33)
Ending balance	$916
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate at 100%:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenue	$95	$91	$302	$310
Net income (loss)	(31)	18	(76)	60
Share of net income (loss)(1)	(5)	7	(4)	21
(1)Brookfield Renewable's ownership interest in these entities ranges from 14% to 60%.

The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100%:

(MILLIONS)	September 30, 2020	December 31, 2019
Current assets	$537	$539
Property, plant and equipment	6,264	5,912
Other assets	99	74
Current liabilities	387	536
Non-recourse borrowings	1,708	1,513
Other liabilities	1,492	1,017

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Cash	$456	$335
Short-term deposits	26	17
	$482	$352
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operations	$177	$128
Credit obligations	158	143
Development projects	39	22
Total	374	293
Less: non-current	(85)	(104)
Current	$289	$189
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Trade receivables	$619	$580
Prepaids and other	106	143
Other short-term receivables	204	205
Current portion of contract asset	49	51
	$978	$979
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2020	December 31, 2019
Operating accrued liabilities	$255	$309
Accounts payable	150	152
Interest payable on borrowings	115	105
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable and exchange shares dividends(1)	44	33
Current portion of lease liabilities	26	21
Other	44	67
	$634	$687
(1)Includes amounts payable only to external LP unitholders and exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.
18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $34 million to acquire a 210 MW solar development portfolio in Brazil. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the acquisition of a 1,200 MW solar development portfolio in Brazil for approximately $46 million, which are targeted for commercial operations in early 2023, with Brookfield Renewable expected to hold a 25% interest.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
Contingencies
In the normal course of business, from time to time, Brookfield Renewable is involved in legal proceedings to the ownership and operations of our fleet. In this regard, TerraForm Power is subject to litigation with respect to an earn-out payment for the acquisition of development assets that SunEdison acquired from the First Wind Sellers in 2014. This claim precedes our initial investment in TerraForm Power in 2017. Additionally, TerraForm Power is subject to litigation relating to a private placement to Brookfield Renewable and affiliates completed in 2018. We cannot predict the impact of pending litigation, nor can we predict the amount of time and expense that will be required to resolve such litigation.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2020	December 31, 2019
Brookfield Renewable along with institutional investors	$47	$50
Brookfield Renewable's subsidiaries	565	668
	$612	$718
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable and Brookfield have entered into, or amended, the following material agreements during the period:
Principal Agreements
TERP Brookfield Master Service Agreement
Since the acquisition of TerraForm Power on October 16, 2017, TerraForm Power had a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield. Prior to the company's acquisition of TerraForm Power, pursuant to the TerraForm Power Master Services Agreements, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter was a negative number, then the market capitalization value increase was deemed to be zero. TerraForm Power’s management service costs have been included in the company’s interim statement of income based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.
Governance Agreement
TerraForm Power entered into a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings and any controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and certain controlled affiliates of Brookfield Asset Management that own voting securities of TerraForm Power relating to the governance of TerraForm Power.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition.
Voting Agreements
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, our company controls and consolidates TerraForm Power.
Other Agreements
Sponsor Line Agreement
On October 16, 2017, the company entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”). The Sponsor Line established a $500 million secured revolving credit facility and provided for the Lenders to commit to make LIBOR loans to the company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The company was only permitted to use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line was to terminate, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the company was required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
The company was permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. Under certain circumstances, the company may be required to prepay amounts outstanding under the Sponsor Line.
During the three and nine months period ended September 30, 2020 and 2019, the company made no draws on the Sponsor Line. As at December 31, 2019, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Asset Management, which governs certain aspects of the relationship between Brookfield Asset Management and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Asset Management agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Asset Management and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield Asset Management will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield Asset Management. The rights of TerraForm Power under the TERP Relationship Agreement were subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the three and nine months ended September 30, 2020 and 2019.
The TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.

TERP Registration Rights Agreement
TerraForm Power also entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governs the rights and obligations of TerraForm Power, on the one hand, and Brookfield Asset Management and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Asset Management or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion US Holdings 1 L.P. ("Orion Holdings"), Brookfield BRP Holdings (Canada) Inc. ("NA HoldCo") and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. ("BBHC Orion") and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.
New Terra LLC Agreement
TerraForm Power and BRE Delaware, Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC are distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the three and nine months ended September 30, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TerraForm Power acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit Facility
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable during the nine months ended September 30, 2020 (2019: $600 million, which was fully repaid within the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three and nine months ended September 30, 2020 (2019: $2 million and $5 million).

The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2020	2019	2020	2019
Revenues
Power purchase and revenue agreements	$32	$101	$213	$469
Wind levelization agreement	—	—	—	1
	$32	$101	$213	$470
Direct operating costs
Energy purchases	$1	$(3)	$1	$(8)
Energy marketing fee	(1)	(6)	(2)	(18)
Insurance services(1)	(4)	(6)	(18)	(20)
	$(4)	$(15)	$(19)	$(46)
Interest expense
Borrowings	$—	$(2)	$(1)	$(7)
Contract balance accretion	(1)	—	$(9)	$(5)
	$(1)	$(2)	$(10)	$(12)
Management service costs	$(65)	$(36)	$(151)	$(91)
(1)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and nine months ended September 30, 2020 were less than $1 million (2019: less than $1 million).

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2020
Current assets	$40	$398	$2,071	$276	$2,143	$(2,833)	$2,095
Long-term assets	4,217	245	5	28,187	41,882	(32,508)	42,028
Current liabilities	45	6	31	5,982	2,853	(5,526)	3,391
Long-term liabilities	—	—	2,039	258	20,617	(1)	22,913
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	8,758	—	8,758
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,245	—	—	2,245
Class A shares of BEPC	—	—	—	—	1,988	—	1,988
Preferred equity	—	581	—	—	—	—	581
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019
Current assets	$32	$408	$1,832	$133	$3,776	$(4,161)	$2,020
Long-term assets	5,428	251	2	25,068	44,459	(31,032)	44,176
Current liabilities	40	7	24	3,918	2,597	(4,163)	2,423
Long-term liabilities	—	—	1,801	300	21,851	(659)	23,293
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,086	—	11,086
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	3,317	—	—	3,317
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
Three months ended September 30, 2020
Revenues	$—	$—	$—	$—	$867	$—	$867
Net income (loss)	(97)	—	(13)	38	(239)	192	(119)
Three months ended September 30, 2019
Revenues	$—	$—	$—	$—	$898	$(1)	$897
Net income (loss)	(19)	—	3	(158)	192	(36)	(18)
Nine months ended September 30, 2020
Revenues	$—	$—	$—	$—	$2,858	$—	$2,858
Net income (loss)	(86)	—	(12)	3	400	(345)	(40)
Nine months ended September 30, 2019
Revenues	$—	$—	$—	$—	$3,007	$(1)	$3,006
Net income (loss)	37	—	5	(103)	864	(633)	170
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
21. SUBSEQUENT EVENTS
Subsequent to quarter-end, certain affiliates of Brookfield Asset Management completed a secondary offering of 4,663,250 exchangeable shares at a price of C$80.20 ($60.06) per exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell exchangeable shares in the offering and will not receive any of the proceeds from the offering of exchangeable units. After giving effect to the aforementioned secondary offering of exchangeable shares, Brookfield Asset Management owns, directly and indirectly, 215,367,457 LP units, Redeemable/Exchangeable partnership units, and exchangeable shares representing approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 49.6% is held by public investors.
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 40% equity interest in an 852 MW wind portfolio in the United States for total proceeds of $264 million ($178 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable executed the sale of a 47 MW wind portfolio in Ireland ("Irish wind portfolio") for proceeds of $140 million ($55 million net to Brookfield Renewable).
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, acquired a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India for approximately $200 million.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, completed the purchase of its lease on its 192 MW hydroelectric facility in Louisiana.
Subsequent to quarter-end, Brookfield Renewable, alongside with institutional partners, funded the final C$400 million tranche of the C$750 million convertible securities we agreed to invest with TransAlta Corporation at the beginning of 2019.
Subsequent to quarter-end, Brookfield Renewable announced a three-for-two split of Brookfield Renewable’s outstanding LP units and of BEPC’s outstanding shares.

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN